SEC File Number: 000-55233

CUSIP Number: 45250D202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

My City Builders, Inc.
Full Name of Registrant

iMine Corporation
Former Name if Applicable

100 Biscayne Blvd., #1611
Address of Principal Executive Office (Street and Number)

Miami, FL 33132
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

My City Builders, Inc., (“MYCB” or “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ending July 31, 2025, within the prescribed time period without unreasonable effort or expense. Our independent public accounting firm has indicated to MYCB that it will be unable to meet the filing deadline for our Form 10-K filing for the fiscal year ending July 31, 2025 and has requested that the company make this Form 12b-25 notice of late filing.

We currently anticipate that the Form 10-K for the fiscal year ended July 31, 2025, will be filed as soon as practicable and no later than the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of the person to contact in regard to this notification.

Francis Pittilloni	(786)	553-4006
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Narrative Explanation of Anticipated Change in Results of Operations

It is anticipated that a significant change in the results of operations from the corresponding period of the prior fiscal year will be reflected in the earnings statements included in this report. The change primarily arises from the disposition of two subsidiary companies, which materially impacted both the balance sheet and income statement of the Company.

1. Overview of Disposition Impact

During the fiscal year ended July 31, 2025, the Company completed the disposition of two subsidiaries that had previously contributed to its operational revenues and asset base. The sale and related elimination of these entities resulted in a substantial reduction in total assets and liabilities, as well as the cessation of key revenue-generating activities related to sales and rental of inventory homes.

2. Quantitative Analysis of Financial Position

The disposition materially reduced the Company’s financial position as follows:

Balance Sheet Summary	Before Disposition	After Disposition
Total Current Assets	$1,776,802	$42,812
Total Assets	$4,048,047	$42,812
Total Current Liabilities	$265,421	$48,867
Total Liabilities	$1,431,302	$48,867

3. Comparative Operating Results (Before Elimination of Subsidiaries)

For the year ended July 31, 2025, revenues totaled $391,554, compared to $59,300 for the year ended July 31, 2024, primarily due to inventory home sales and increased rental income. However, total operating expenses rose to $566,418 (2025) from $337,670 (2024), resulting in a net loss of $260,935 versus net income of $25,752 in the prior year. This loss was mainly attributable to increased cost of sales and professional fees incurred prior to the disposition.

4. Continuing Operations (Post-Disposal)

Following the disposition, the Company’s continuing operations reflect minimal activity, limited primarily to corporate administration and compliance. Total operating expenses for the year ended July 31, 2025 amounted to $103,944, down from $159,404 in 2024, reflecting the elimination of the subsidiaries’ operational overhead. The resulting net loss from continuing operations was $105,072, compared to $159,404 in the prior year.

5. Discontinued Operations

The discontinuation of the subsidiaries’ operations and the recognition of the loss on disposal resulted in a net loss from discontinued operations of $403,767 for fiscal 2025, compared to income of $185,158 in fiscal 2024. This includes a $247,904 loss on disposal and an operational loss of $155,863 from the discontinued entities prior to sale.

6. Summary of Anticipated Changes

The Company expects the forthcoming earnings statements to reflect:

- The elimination of revenue streams from inventory home sales and rental income.

- A substantial reduction in assets and liabilities due to the subsidiaries’ removal.

- A one-time loss on disposal of subsidiaries totaling approximately $247,904.

- Overall reduction in ongoing operational expenses and a simplified corporate structure focused on administrative continuity.

7. Reasonableness of Estimates

While the impact of the disposition has been quantified based on the finalized transactions and closing balances, future results may differ due to residual post-disposition adjustments or settlement of discontinued operations. However, management believes the estimates presented provide a reasonable and reliable representation of the financial position and operational results as of the reporting date.

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My City Builders, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2025	By:	/s/ Francis Pittilloni
Francis Pittilloni, Interim CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

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